                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)



                              (Amendment No. 12)*


                             Harmony Holdings, Inc.
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                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    41322310
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Richard A. Wiethorn
                             iNTELEFILM Corporation
                            5501 Excelsior Boulevard
                          Minneapolis, Minnesota 55416
                                 (952) 925-8893
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               February 28, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.






*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages)


                               Page 1 of 9 Pages

CUSIP NO. 41322310                13D                        PAGE 2  OF 9  PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)      iNTELEFILM CORPORATION
                         41-1663712
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


--------------------------------------------------------------------------------

4   SOURCE OF FUNDS*
                                   OO and WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    MINNESOTA
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                7   SOLE VOTING POWER
  NUMBER OF
                         6,797,650
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                 0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                         6,797,650
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                 0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         6,797,650
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         90.6%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*


                         CO
--------------------------------------------------------------------------------


* SEE INSTRUCTIONS BEFORE FILLING OUT!

         iNTELEFILM Corporation, formerly known as Children's Broadcasting Corporation (the "Company"), hereby amends its statement on Schedule 13D (the "Schedule 13D") originally filed on July 31, 1997, and amended on September 23, 1997, September 30, 1997, October 1, 1997, July 2, 1998, July 17, 1998, November
23, 1998, April 19, 1999, May 27, 1999, June 29, 1999, March 23, 2000 and
November 3, 2000, with respect to its beneficial ownership of shares of common stock, par value $0.01 per share, of Harmony Holdings, Inc., a Delaware corporation ("Harmony").

         Items 2, 3, 4 and 5 of the Schedule 13D are hereby amended and restated to read as follows:

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is filed by iNTELEFILM Corporation, a Minnesota corporation. The Company believes it is a leading source of services for the television commercial production industry, offering extensive production capability and the exclusive services of established industry talent. The Company's principal business and principal office is located at 5501 Excelsior Boulevard, Minneapolis, Minnesota 55416.

         The attached Schedule I is a list of the executive officers and directors of the Company which contains the following information regarding each person listed on such schedule:

         (a)  name;

         (b)  residence or business address;

         (c) present principal occupation or employment and, if other than the Company, the name, principal business and address of any corporation or other organization in which such employment is conducted; and

         (d)  citizenship.

         During the past five years, neither the Company nor, to the best of the Company's knowledge, any person named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither the Company nor, to the best of the Company's knowledge, any person named in Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.





                                Page 3 of 9 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Upon the terms of the Offer (as defined in Item 4), the Company intends to issue 193,251 shares of its common stock, par value $0.02 per share (the "iNTELEFILM Shares"), in exchange for 2,658,088 shares of common stock, par value $0.01 per share (the "Harmony Shares"), of Harmony. The Company also intends to use $72.50 of its working capital to pay cash in lieu of fractional iNTELEFILM Shares.

ITEM 4.  PURPOSE OF TRANSACTION.

         On November 28, 2000, the Company commenced an offer to exchange iNTELEFILM Shares for Harmony Shares at an exchange ratio of one iNTELEFILM Share for every 13.75 Harmony Shares (along with cash in lieu of fractional iNTELEFILM Shares) upon the terms and subject to the conditions set forth in the Company's prospectus and in the related letter of transmittal (which, together with the prospectus, and the amendments thereto, collectively constituted the "Offer").

         The Offer was originally scheduled to terminate at 11:59 p.m., Minneapolis time, on Tuesday, December 26, 2000. Following five extensions, the Offer terminated at 5:00 p.m., Minneapolis time, on Wednesday, February 28, 2001.

         Harmony stockholders tendered or provided notice of guaranteed delivery of 2,658,088 Harmony Shares, which together with the Harmony Shares already owned by the Company, represented approximately 90.6% of the outstanding Harmony Shares. Upon the terms of the Offer, the Company intends to complete the exchange as promptly as practicable.


         Following the exchange, the Company intends to cause Harmony to merge into a wholly owned subsidiary of the Company. In the merger, the Company will issue one iNTELEFILM Share for every 13.75 Harmony Shares, subject to any applicable appraisal rights. The Company also intends to have Harmony terminate the registration of Harmony Shares under the Securities Exchange Act of 1934, as amended.


         Other than the information disclosed above, the Company does not presently have plans or proposals which relate to, or would result in, any of the matters listed in Paragraphs (a) through (j) of Item 4 of Schedule 13D.






                                Page 4 of 9 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        THE REPORTING PERSON


        (a) As of March 1, 2001, the Company beneficially owned 6,797,650 Harmony Shares, constituting approximately 90.6% of the class, including 2,658,088 Harmony Shares which the Company has the right to acquire pursuant to the exchange described in Item 4.


        (b) As of March 1, 2001, the Company had sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 6,797,650 Harmony Shares.

        (c)  See Item 4.

        (d)  Not applicable.

        (e)  Not applicable.

        CHRISTOPHER T. DAHL


        (a) As of March 1, 2001, Christopher T. Dahl, the President, Chief Executive Officer and Chairman of the Board of the Company, beneficially owned 175,000 Harmony Shares, constituting approximately 2.3% of the class, representing Harmony Shares which Mr. Dahl has the right to acquire upon the exercise of stock options.




        (b) As of March 1, 2001, Mr. Dahl did not have the sole power to vote or to direct the vote or the sole power to dispose or to direct the disposition of any Harmony Shares.


        (c)  Not applicable.

        (d)  Not applicable.

        (e)  Not applicable.

        WILLIAM E. CAMERON


        (a) As of March 1, 2001, William E. Cameron, a director of the Company, beneficially owned 75,000 Harmony Shares, constituting approximately 1% of the class, representing Harmony Shares which Mr. Cameron has the right to acquire upon the exercise of stock options.



        (b) As of March 1, 2001, Mr. Cameron did not have the sole power to vote or direct the vote or the sole power to dispose or to direct the disposition of any Harmony Shares.


        (c)  Not applicable.





                                Page 5 of 9 Pages

        (d)  Not applicable.

        (e)  Not applicable.



         RICHARD W. PERKINS


         (a) As of March 1, 2001, Richard W. Perkins, a director of the Company, beneficially owned 75,000 Harmony Shares, constituting approximately 1% of the class, representing Harmony Shares which Mr. Perkins has the right to acquire upon the exercise of stock options.



         (b) As of March 1, 2001, Mr. Perkins did not have the sole power to vote or to direct the vote or the sole power to dispose or to direct the disposition of any Harmony Shares.


         (c)  Not applicable.

         (d)  Not applicable.

         (e)  Not applicable.

         MICHAEL R. WIGLEY

         (a) As of March 1, 2001, Michael R. Wigley, a director of the Company, did not beneficially own any Harmony Shares.

         (b) As of March 1, 2001, Mr. Wigley did not have the sole power to vote or to direct the vote or the sole power to dispose or to direct the disposition of any Harmony Shares.

         (c)  Not applicable.

         (d)  Not applicable.

         (e)  Not applicable.

         WILLIAM H. SPELL

         (a) As of March 1, 2001, William H. Spell, a director of the Company, did not beneficially own any Harmony Shares.

         (b) As of March 1, 2001, Mr. Spell did not have the sole power to vote or to direct the vote or the sole power to dispose or to direct the disposition of any Harmony Shares.

         (c)  Not applicable.

         (d)  Not applicable.






                                Page 6 of 9 Pages

         (e)  Not applicable.


         RICHARD A. WIETHORN

         (a) As of March 1, 2001, Richard A. Wiethorn, the Chief Financial Officer of the Company, did not beneficially own any Harmony Shares.


         (b) As of March 1, 2001, Mr. Wiethorn did not have the sole power to vote or to direct the vote or the sole power to dispose or to direct the disposition of any Harmony Shares.

         (c)  Not applicable.

         (d)  Not applicable.

         (e)  Not applicable.





                                Page 7 of 9 Pages

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 1, 2001            iNTELEFILM CORPORATION



                                    By:  /s/ Richard A. Wiethorn
                                       ---------------------------------------
                                           Richard A. Wiethorn
                                           Chief Financial Officer












                                Page 8 of 9 Pages

                                   SCHEDULE I

    The following table sets forth the name, business address, present principal occupation or employment, and, if other than iNTELEFILM Corporation, the name, principal business and address of any corporation or other organization in which such employment is conducted. Each person listed in the following table is a citizen of the United States of America.


--------------------------------------------------------------------------------------------------------------------
                                                                             Business Address / Address of
Name                                 Principal Occupation                    Principal Occupation
--------------------------------------------------------------------------------------------------------------------
Christopher T. Dahl                  President, Chief Executive Officer      5501 Excelsior Boulevard
                                     and Chairman of the Board of            Minneapolis, MN 55416
                                     iNTELEFILM and Harmony
--------------------------------------------------------------------------------------------------------------------
William E. Cameron                   Head of International Business          5501 Excelsior Boulevard
                                     Development for Universal Health        Minneapolis, MN 55416
                                     Communications (medical-health-
                                     wellness video library)
--------------------------------------------------------------------------------------------------------------------
Richard W. Perkins                   President and Chief Executive           730 East Lake Street
                                     Officer of Perkins Capital              Wayzata, MN 55391
                                     Management (registered investment
                                     advisor)
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Michael R. Wigley                    President and Chief Executive           One Carlson Parkway
                                     Officer of Great Plains Companies,      Suite 120
                                     Inc. (building material and supply      Plymouth, MN 55447-4453
                                     company)
--------------------------------------------------------------------------------------------------------------------
William H. Spell                     Chief Executive Officer of PW           222 South Ninth Street
                                     Eagle, Inc. (extruder of PVC pipe,      Suite 2880
                                     polyethylene pipe and tubing            Minneapolis, MN 55402
                                     products)
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Richard A. Wiethorn                  Chief Financial Officer of              5501 Excelsior Boulevard
                                     iNTELEFILM and Harmony                  Minneapolis, MN 55416
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



                                Page 9 of 9 Pages